Exhibit 99.1

Secoo Reports Unaudited First Quarter 2020 Results

BEIJING, July 16, 2020 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo”, the “Company” or “We”) (NASDAQ: SECO), Asia’s largest online integrated upscale products and services platform, today announced its unaudited financial results for the first quarter ended March 31, 2020.

Highlights for First Quarter 2020:

•                  GMV1 reached RMB2,476.0 million (US$349.7 million) for Q1 2020, representing an increase of 12.2% from RMB2,206.5 million for Q1 2019.

•                  Total number of orders2 was 723.0 thousand for Q1 2020, representing an increase of 11.6% from 647.6 thousand for Q1 2019.

•                  Number of active customers3 increased by 11.5% to 340.0 thousand for Q1 2020 from 305.0 thousand for Q1 2019.

•                  Total revenues was RMB1,005.2 million (US$142.0 million) for Q1 2020, compared with RMB1,175.4 million for Q1 2019.

1 GMV, or Gross Market Value, refers to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the period presented.

2 Total orders refer to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the period presented.

3 Active customer refers to a customer who made at least one account purchase during the period presented.

Commentary

Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo, said, “Despite the impact of COVID-19 on both the economy and our operations during the first quarter of 2020, we achieved solid performance with a GMV of RMB2,476.0 million, an increase of 12.2% year-over-year. To better address the demand for high-end products and services during this time of restrictive public movement and physical store shopping, we have been enhancing our brand partnerships and trend-setting, upscale-oriented livestream selling sessions, along with our high-quality fulfillment services, bringing a superior luxury shopping experience to our customers. Notwithstanding the challenges presented by the pandemic, we are excited to see a rebounding high-end consumption trend in China heading into the second half of the year as most of channels of shopping abroad sharply reduced due to travel restrictions, along with consumers embracing faster digitization and e-commerce, allowing Secoo to gain ever-broader recognition as the go-to luxury e-commerce platform.

“Drawing on our well-placed strategies, strong execution abilities and technology-driven innovation capabilities, we are in an advantageous position to support high-end brands and brick-and-mortar retail stores to accelerate their digital transformation, while meeting the rising demand for consumption upgrades in China. We are confident in our ability to navigate through the dynamic markets and capitalize on the elevated opportunities in the aftermath of the pandemic,” Mr. Li concluded.

Mr. Shaojun Chen, Chief Financial Officer of Secoo, said, “The outbreak of COVID-19 since the beginning of this year has brought unprecedented impact on the luxury consumer industry. Our revenue performance in the first quarter of 2020 was negatively impacted mainly due to a slowdown in discretionary spending and curtailed public movement during the outbreak. It is encouraging for us to still achieve double-digit year-over-year growth across our key operating metrics. This performance demonstrates the attractiveness of our upscale platform and the robust demand for high-profile products and services. We aim to continue investing in technology enhancements to further build our intelligent operating system in order to elevate efficiency and improve profitability. Looking ahead, our core capabilities and strengthened cash position set a solid financial foundation, which we believe will support us to recover our growth momentum in the near future and capture enormous potential in China’s online luxury consumer market in the long run.”

Recent Developments

•                      In June 2020, Secoo closed on the US$100 million equity investment from Qudian, Inc. (NYSE: QD) (together with its affiliates, “Qudian”) by issuing a total of 10,204,082 Class A ordinary shares of the Company to Qudian. Secoo will utilize the proceeds to further strengthen the supply chain and enhance customer satisfaction, so as to better capture the rising demand for high-end products and services in China.

•                      Since the beginning of the first quarter, Secoo has hosted a number of large shopping festivals, including Secoo Brands & Quality Online Shopping Festival held in May and Secoo 618 shopping festival. The Brands & Quality Online Shopping Festival featured more than 200 live-stream selling sessions in collaboration with 13 top-tier luxury brands, including Prada, Versace, Ferragamo, Tod’s, Roger Vivier, Armani and covering more than 40,000 products.

•                      From the first quarter of 2020 to date, Secoo expanded direct collaborations with 150 new brands, including IDo, Ebohr, Ted Baker, Jeff Banks and St John.

•                      Secoo continued endeavors related to enhancing its characteristic live-streaming channel, by featuring engaging live-streaming programs with luxury tags and increasingly appealing to luxury brands that are bolstering their online strategy. For example, recently on our channel, Mulberry held its first live stream session to present its bags, DVF live streamed its runway show during fashion week and Jenny Packham live streamed its haute couture labels and jewelry series.

•                      In early May of 2020, Secoo entered into a strategic collaboration with China Fashion Week as its exclusive e-commerce platform partner. Secoo has completed over 100 live-stream selling sessions for China Fashion Week events such as fashion shows, brand presentations, and “See Now, Buy Now” marketing campaigns. These live streaming sessions have successfully created buzz, which significantly increased Secoo’s brand awareness and attracted a large traffic.

•                      Secoo entered into collaborations with leading short video social networking platforms such as Douyin and Kuaishou to launch a series of cross-platform live streaming events, aiming to provide a wider range of consumers with fashion luxury goods supported by Secoo’s high-quality supply chain. For example, on June 7, 2020, Secoo and Kuaishou jointly hosted a 5-hour live streaming sales campaign for luxury products, covering over one hundred select products from dozens of luxury brands, such as Hermes, LV, Armani and Gucci, which proved to be highly attractive and effective marketing approaches.

First Quarter 2020 Financial Results

GMV increased by 12.2% to RMB2,476.0 million (US$349.7 million) for the first quarter of 2020, from RMB2,206.5 million for the first quarter of 2019.

Total number of orders increased by 11.6% to 723.0 thousand for the first quarter of 2020 from 647.6 thousand for the first quarter of 2019.

Total revenues for the first quarter of 2020 was RMB1,005.2 million (US$142.0 million) compared with RMB1,175.4 million in the first quarter of 2019, primarily attributable to a slowdown in demand of discretionary spending and delayed logistics services due to the impact of COVID-19 pandemic.

Cost of revenues decreased by 8.9% to RMB844.6 million (US$119.3 million) for the first quarter of 2020 from RMB927.2 million for the first quarter of 2019, primarily due to the decrease of total revenues.

Gross profit was RMB160.6 million (US$22.7 million) for the first quarter of 2020, compared with RMB248.2 million for the first quarter of 2019. This decrease was mainly due to the increase in discount on sales to boost customers’ willingness to purchase during the pandemic.

Operating expenses decreased by 21.0% to RMB179.2 million (US$25.3 million) for the first quarter of 2020 from RMB226.8 million for the first quarter of 2019.

Fulfillment expenses decreased by 7.4% to RMB42.3 million (US$6.0 million) for the first quarter of 2020 from RMB45.6 million for the first quarter of 2019. The decrease was primarily attributable to the decreased staff cost during the period.

Marketing expenses decreased by 37.9% to RMB69.4 million (US$9.8 million) for the first quarter of 2020 from RMB111.9 million for the first quarter of 2019. The decrease was primarily due to reduced online and offline advertising expenses, as well as the decreased staff cost.

Technology and content development expenses increased by 19.8% to RMB27.7 million (US$3.9 million) for the first quarter of 2020 from RMB23.1 million for the first quarter of 2019. The increase was primarily due to the continuous investment in the technology department in order to strengthen the driving force of technology for operation.

General and administrative expenses decreased by 13.8% to RMB39.9 million (US$5.6 million) for the first quarter of 2020 from RMB46.2 million for the first quarter of 2019. The decrease was primarily attributable to the decreased staff cost during the period, offset by the rising office rental expenses.

Loss from operations was RMB18.6 million (US$2.6 million) for the first quarter of 2020, compared with income from operations of RMB21.4 million for the first quarter of 2019.

Non-GAAP loss from operations for the first quarter of 2020 was RMB15.0 million (US$2.1 million), compared with non-GAAP income from operations of RMB24.9 million for the first quarter of 2019.

Income tax benefits was RMB4.4 million (US$0.6 million) in the first quarter of 2020, compared with income tax expense of RMB6.7 million for the first quarter of 2019.

Net loss was RMB42.5 million (US$6.0 million) for the first quarter of 2020, compared with a net income of RMB15.8 million for the first quarter of 2019.

Non-GAAP net loss, which excludes share-based compensation expenses, was RMB38.9 million (US$5.5 million) in the first quarter of 2020, compared with non-GAAP net income of RMB19.3 million in the first quarter of 2019.

Net loss attributable to ordinary shareholders of Secoo Holding Limited for the first quarter of 2020 was RMB42.2 million (US$6.0 million), compared with net income attributable to ordinary shareholders of Secoo Holding Limited of RMB14.2 million for the first quarter of 2019.

Basic and diluted net loss per share were both RMB1.68 (US$0.24) for the first quarter of 2020, compared with basic and diluted net income per share of RMB0.56 and RMB0.54, respectively, for the first quarter of 2019. Basic and diluted net loss per American depositary share (“ADS”) were both RMB0.84 (US$0.12) for the first quarter of 2020, compared with basic and diluted net income per ADS of RMB0.28 and RMB0.27, respectively, for the first quarter of 2019.

Non-GAAP basic and diluted net loss per share were both RMB1.53 (US$0.22) for the first quarter of 2020, compared with non-GAAP basic and diluted net income per share of RMB0.70 and RMB0.68, respectively, for the first quarter of 2019.  Non-GAAP basic and diluted net loss per ADS were both RMB0.77 (US$0.11) for the first quarter of 2020, compared with non-GAAP basic and diluted net income per ADS of RMB0.35 and RMB0.34, respectively, for the first quarter of 2019.

Cash and Restricted Cash

As of March 31, 2020, the Company had cash, cash equivalents and restricted cash of RMB733.4 million (US$103.6 million).

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on July 16, 2020 (8:00 PM Beijing/Hong Kong time on July 16, 2020).

To speed up the entry process for participants, this earnings conference call requires all participants to finish an online registration in advance.

For participants who wish to join the call, please complete the Direct Event online registration at http://apac.directeventreg.com/registration/event/6671729 at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event Passcode, unique Registrant ID, and an e-mail with detailed instructions to join the conference call.

Once complete the registration, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event Passcode and Registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.secoo.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers, until July 23, 2020:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Mainland China:	400-632-2162
Replay Access Code:	6671729

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 400,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Use of Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited, and non-GAAP basic and diluted net income per share and ADS as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We define non-GAAP income from operations as income from operations excluding share-based compensation expenses. We define non-GAAP net income as net income excluding share-based compensation expenses. We define non-GAAP net income per share as non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited dividing by weighted average number of basic and diluted share outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  We define non-GAAP basic and diluted net income per ADS as non-GAAP basic and diluted net income per share divided by two as two ADSs represent one ordinary share.  We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Secoo does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

Exchange Rate Information

This press release contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.0808 to US$1.0, the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York in effect as of March 31, 2020.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 (10) 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share data)

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
Revenues:
Merchandise sales	1,123,871	959,522	135,510
Marketplace and other services	51,516	45,649	6,447
Total revenues	1,175,387	1,005,171	141,957
Cost of revenues	(927,157)	(844,562)	(119,275)
Gross profit	248,230	160,609	22,682

Operating expenses:
Fulfillment expenses	(45,648)	(42,283)	(5,972)
Marketing expenses	(111,852)	(69,423)	(9,804)
Technology and content development expenses	(23,105)	(27,676)	(3,909)
General and administrative expenses	(46,242)	(39,851)	(5,628)
Total operating expenses	(226,847)	(179,233)	(25,313)
Income (loss) from operations	21,383	(18,624)	(2,631)
Other income (expenses):
Interest income	4,682	1,461	206
Interest expense	(28,373)	(31,062)	(4,387)
Foreign currency exchange gain (loss)	893	(972)	(137)
Change in fair value of equity investees	(339)	211	30
Others	24,226	2,020	285
Income(loss) before income tax	22,472	(46,966)	(6,634)
Income tax benefits (expenses)	(6,674)	4,422	625
Net income (loss)	15,798	(42,544)	(6,009)
Less: Gain attributable to redeemable non-controlling interest	417	319	45
Less: Gain (loss) attributable to non-redeemable non-controlling interest	968	(774)	(109)
Net income (loss) attributable to Secoo Holding Limited	14,413	(42,089)	(5,945)
Accretion to redeemable non-controlling interest redemption value	(243)	(125)	(18)
Net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	14,170	(42,214)	(5,963)

Net income (loss) per share
— Basic	0.56	(1.68)	(0.24)
— Diluted	0.54	(1.68)	(0.24)

Net income (loss) per ADS
— Basic	0.28	(0.84)	(0.12)
— Diluted	0.27	(0.84)	(0.12)

Weighted average number of shares outstanding used in computing net income per share
— Basic	25,122,199	25,122,199	25,122,199
— Diluted	26,095,951	25,122,199	25,122,199

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	As of December 31,	As of March 31,
	2019	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	709,823	490,690	69,299
Restricted cash	240,741	242,156	34,199
Investment securities	2,318	2,328	329
Accounts receivable, net	123,226	104,243	14,722
Inventories	2,680,428	2,853,653	403,013
Advances to suppliers	333,826	396,355	55,976
Prepayments and other current assets	431,107	359,720	50,802
Amounts due from related parties	30	668	94
Total current assets	4,521,499	4,449,813	628,434
Non-current assets
Property and equipment, net	83,816	79,925	11,288
Intangible asset,net	10,390	10,051	1,419
Restricted cash	3,572	586	83
Investment in equity investees	71,595	60,922	8,604
Deferred tax assets	106,637	117,254	16,559
Goodwill	23,560	24,016	3,392
Operating lease right-of-use assets	159,321	145,627	20,566
Other non-current assets	16,806	17,239	2,434
Total non-current assets	475,697	455,620	64,345
Total assets	4,997,196	4,905,433	692,779

LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings	159,500	189,500	26,763
Accounts payable	569,045	664,065	93,784
Amounts due to related parties	488	488	69
Advances from customers	57,122	79,730	11,260
Income taxes payable	110,615	116,022	16,385
Accrued expenses and other current liabilities	895,694	718,361	101,452
Deferred revenue	97,965	90,616	12,797
Operating lease liabilities	38,608	42,123	5,949
Total current liabilities	1,929,037	1,900,905	268,459
Non-current liabilities
Long-term borrowings, excluding current portion	1,215,249	1,208,356	170,652
Operating lease liabilities	113,782	100,938	14,255
Long-term liabilities	77,344	90,521	12,784
Total non-current liabilities	1,406,375	1,399,815	197,691

Total liabilities	3,335,412	3,300,720	466,150

Mezzanine Equity
Redeemable non-controlling interest	9,337	9,780	1,381
Total mezzanine equity	9,337	9,780	1,381

Equity:
Class A Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 19,068,224 shares issued and 18,550,770 shares outstanding as of December 31, 2019 and March 31, 2020, respectively)	126	126	18
Class B Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 6,571,429 shares issued and 6,571,429 shares outstanding as of December 31, 2019 and March 31, 2020, respectively)	41	41	6
Treasury Stock (517,454 Class A ordinary shares as of December 31, 2019 and March 31, 2020, respectively, at cost)	(71,018)	(71,018)	(10,030)
Additional paid-in capital	2,848,145	2,851,804	402,752
Accumulated losses	(1,126,330)	(1,168,544)	(165,030)
Accumulated other comprehensive loss	(26,500)	(45,123)	(6,373)
Total equity attributable to ordinary shareholders	1,624,464	1,567,286	221,343
Non-redeemable non-controlling interest	27,983	27,647	3,905
Total shareholders’ equity	1,652,447	1,594,933	225,248

Total liabilities, mezzanine equity and shareholders’ equity	4,997,196	4,905,433	692,779

SECOO HOLDING LIMITED

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,
	2019	2020
	RMB	RMB	US$
Income (loss) from operations	21,383	(18,624)	(2,631)
Add: Share-based compensation expenses	3,519	3,659	517
Non-GAAP income (loss) from operations	24,902	(14,965)	(2,114)

Net Income (loss)	15,798	(42,544)	(6,009)
Add: Share-based compensation expenses	3,519	3,659	517
Non-GAAP net income (loss)	19,317	(38,885)	(5,492)

Net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	14,170	(42,214)	(5,963)
Add: Share-based compensation expenses	3,519	3,659	517
Non-GAAP net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	17,689	(38,555)	(5,446)

Non-GAAP net income (loss) per share:
Basic	0.70	(1.53)	(0.22)
Diluted	0.68	(1.53)	(0.22)

Non-GAAP net income (loss) per ADS:
Basic	0.35	(0.77)	(0.11)
Diluted	0.34	(0.77)	(0.11)

Weighted average number of shares outstanding used in computing the adjusted net income per share
— Basic	25,122,199	25,122,199	25,122,199
— Diluted	26,095,951	25,122,199	25,122,199